UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

A.	Amendment and Restatement of the Memorandum and Articles of Association

On February 13, 2025, the board of directors (the “Board”) of Abits Group Inc (the “Company”) approved to change the maximum number of shares the Company is authorized to issue from 200,000,000 shares comprising: (i) 150,000,000 ordinary shares of par value US$0.001 each, and (ii) 50,000,000 preferred shares of par value $0.00101 each, to an unlimited number of ordinary shares of no par value each and an unlimited number of preferred shares of no par value each (collectively, the “Changes of Authorized Shares”), and to amend and restate the Company’s memorandum and articles of association, as amended, to reflect the Changes of Authorized Shares (the “Amended and Restated Memorandum and Articles”). On February 17, 2025, the Amended and Restated Memorandum and Articles was filed with the Registrar of Corporate Affairs of the British Virgin Islands and became effective.

A copy of the Amended and Restated Memorandum and Articles is attached hereto as Exhibit 3.1 and incorporated herein by reference.

B.	Share Consolidation

On February 13, 2025, the Board approved to effect a share consolidation (the “Share Consolidation”) of the Company’s authorized and issued ordinary shares and preferred shares at the ratio of one-for-fifteen.

Reason for the Share Consolidation

The Share Consolidation is being effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (which the Company was previously advised it was in non-compliance with).

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation will become effective on March 10, 2025 and will be reflected with NASDAQ Capital Market and in the marketplace at the open of business on March 10, 2025 (the “Effective Date”), whereupon the ordinary shares begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s ordinary shares continue to trade on NASDAQ Capital Market under the symbol “ABTS” but trade under a new CUSIP Number, G6S34K113.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s ordinary shares held by each shareholder will be converted automatically into the number of whole ordinary shares equal to (i) the number of issued and outstanding ordinary shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) fifteen (15). The total number of the Company’s preferred shares held by the holders of preferred shares will be converted automatically in the same ratio.

No fractional shares will be issued to any shareholders in connection with the Share Consolidation.

The Company may purchase, redeem or otherwise acquire at market value any fractional shares without the consent of the relevant shareholder(s) and shall pay the repurchase price no later than 30 days after the Effective Date.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder.

Transhare Corporation

17755 North US Highway 19

Suite 140

Clearwater, Florida 33764

Tel: (303) 662-1112

Fax: (727) 269-5616

Please contact Transhare Corporation for further information, related costs and procedures before sending any certificates. Shareholders holding paper certificates or holding their shares in the book entry form are encouraged to contact Transhare Corporation to update their contact details, including email addresses, mailing addresses and/or telephone numbers.

British Virgin Islands Filing. The Company will not be required to amend its Amended and Restated Memorandum and Articles in connection with the Share Consolidation. As a result, no amendment to the Amended and Restated Memorandum and Articles will be filed with the Registrar of Corporate Affairs in the British Virgin Islands. Following the Share Consolidation, the Company will file the Board’s resolutions regarding the Share Consolidations and an updated register of members with the BVI administrator to reflect the combined shares effected on the Effective Date.

Authorized Shares. The Company is authorized to issue an unlimited number of ordinary shares of no par value each and an unlimited number of preferred shares of no par value each. At the time the Share Consolidation is effective, there will be no change to the authorized shares or par value of the shares, and all issued and outstanding ordinary shares and preferred shares are consolidated at the ratio of one-for-fifteen.

Capitalization. Prior to the Effective Date, there are 35,554,677 ordinary shares and 5,000,000 preferred shares outstanding. As a result of the Share Consolidation, approximately 2,370,300 ordinary shares and 333,333 preferred shares will be outstanding (subject to redemptions of fractional shares).

The Company issued a press release announcing the foregoing matters on March 5, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association of Abits Group Inc
99.1	Press release dated March 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: March 5, 2025	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer